Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at July 31, 2013.

As at
(in millions of Canadian dollars)	July 31, 2013
Subordinated Debt	4,014

Capital Trust Securities (1)
BMO Tier 1 Notes-Series A	451

Total Equity
Preferred Shares (2)	2,265
Common Shares	11,999
Contributed Surplus	321
Retained Earnings	14,780
Accumulated Other Comprehensive Income	274

Total Shareholders’ Equity	29,639
Non-controlling Interest in Subsidiaries	1,058

Total Equity	30,697

Total Capitalization	35,162

Notes:

(1)	For more information on the classification of Capital Trust Securities, please refer to Note 18 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.
(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2012.